QuickLinks -- Click here to rapidly navigate through this document

Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
(212) 310-8000
FAX: (212) 310-8007

December 15, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-3010
Attn: Ms. Sonia Barros

    Re:
    Rouse Properties, Inc., Supplemental Filing
    Proposed Replacement Page 62 to Exhibit 99.1
    to the Registration Statement Filed on Form 10
    File No. 001-35287

Dear Ms. Barros:

        On behalf of our client, Rouse Properties, Inc. (the "Company"), attached hereto is a proposed replacement page 62 (the "proposed replacement page") to the Preliminary Information Statement filed as Exhibit 99.1 to the Registration Statement on Form 10 (the "Registration Statement") of the Company (File No. 001-35287).

        The proposed replacement page is being provided supplementally for your review in response to Comment No. 1 to the Comment Response Letter received by the Company on December 14, 2011.

        We would very much appreciate receiving the Staff's comments, if any, with respect to the proposed replacement page as promptly as practicable. If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at (212) 310-8849.

Sincerely, /s/ Heather Emmel Heather Emmel

Property Operating Data

        For the year ended December 31, 2010, none of our properties accounted for more than 10% of our total consolidated assets and none of our properties accounted for more than 10% of our total consolidated gross revenue.

Operating Metrics

        The following table sets forth our occupancy rates and the average in-place annual gross rental rate per square foot as of September 30, 2011 and as of December 31 for each of the last five years. In 2011, the difference between expiring rental rates and new rental rates has been unfavorable, driven primarily by leases approved prior to 2011 that commenced in the 2011 fiscal year. In addition, current market rents are below expiring rents for the coming fiscal year.

Year Ended	Mall & Freestanding GLA	Leased GLA	Occupancy(1)	Average In-Place Gross Rent per square foot less than 10,000 square feet(2)(3)	Average In-Place Gross Rent per square foot greater than 10,000 square feet(3)(4)	Average Effective In-Place Gross Rent for anchors(5)
2006	9,220,133	8,583,148	93.1%	$38.82	$8.98	$4.42
2007	9,186,647	8,605,380	93.7%	$39.88	$9.44	$4.32
2008	9,144,576	8,320,291	91.0%	$40.54	$9.10	$4.02
2009	9,083,253	8,085,081	89.0%	$39.51	$9.56	$3.89
2010	9,065,852	7,996,849	88.2%	$39.74	$9.58	$4.05
September 30, 2011	9,079,777	7,952,063	87.6%	$38.82	$9.49	$4.17

(1)
Occupancy represents contractual obligations for space in regional malls or predominantly retail centers and excludes traditional anchor stores.

(2)
Represents permanent tenants with spaces less than 10,000 square feet.

(3)
Rent is presented on a cash basis and consists of base minimum rent, common area costs, and real estate taxes. The average in-place gross rent per square foot calculation includes the terms of each lease as in effect at the time of the calculation, including any tenant concessions that may have been granted.

(4)
Represents permanent tenants with spaces in excess of 10,000 square feet, but excludes traditional anchors.

(5)
Represents traditional anchor tenants.

2011 Leasing Activity(1)(2)

Lease Type	# of Leases	SF	Term
New Leases	98	428,770	8.0
Renewal Leases	239	855,973	3.9

Total New/Renewal Leases	337	1,284,743	5.6
Total Expirations	378	1,297,619	—

(1)
Represents signed leases as of September 30, 2011 commencing in 2011.

(2)
Represents signed leases for regional malls or predominantly retail centers and excludes traditional anchor stores.

QuickLinks

Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000 FAX: (212) 310-8007